Exhibit (e) (15)
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA

AJAY KAJARIA, Individually and On Behalf of All Others Similarly Situated,	Case No.

Plaintiff,

v.

HOWARD S. COHEN, RICHARD S. GRANT, GEORGE R. JUDD, CHARLES H. McELREA, RICHARD B. MARCHESE, STEVEN F. MAYER, ALAN H. SCHUMACHER, MARK A. SUWYN, ROBERT G.WARDEN, M.RICHARD WARNER, BLUELINX HOLDINGS INC., CERBERUS ABP INVESTOR LLC and CERBERUS CAPITAL MANAGEMENT, L.P.,	CLASS ACTION COMPLAINT
JURY TRIAL DEMANDED

Defendants.
     Plaintiff, Ajay Kajaria (“Plaintiff’) by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated shareholders of BlueLinx Holdings Inc.

(“BlueLinx” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”), Cerberus ABP Investor LLC, (“CAI”), and Cerberus Capital Management, L.P. (“Cerberus”), which controls CAI, in connection with the proposed acquisition of BlueLinx (the “Proposed Transaction”) pursuant to a tender offer (the “Tender Offer”) by CAI which is currently scheduled to expire at midnight on October 8, 2010. The Proposed Transaction is unfair both with respect to price and process and is designed to benefit CAI and Cerberus to the detriment of Plaintiff and the Class (defined herein).
JURISDICTION AND VENUE
     2. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C §133l in that Plaintiff’s claims arise in part under the Constitution and laws of the United States, including the Securities Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a).
     3. This Court also has jurisdiction over this action pursuant to 28 US.C.§§ 1332(a), (c), and (d) as Plaintiff and the defendants are citizens of and domiciled in different states and the amount in controversy exceeds $75,000, exclusive of interests and costs. Given that the Proposed Transaction is valued at

$49.56 million, the injunctive relief sought herein will exceed a sum or value of $75,000. This action is not a collusive one to confer jurisdiction on this Court.
     4. Venue is proper in this Court pursuant to 28 U.S.C. §139l because one or more of the defendants, including BlueLinx either resides in or maintains executive offices in this District, and a substantial portion of the transactions and wrongs that are the subject of this complaint, occurred in substantial part in this District. Finally, the defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.
THE PARTIES
     5. Plaintiff is and was, at all times relevant hereto, a holder of BlueLinx common stock. Plaintiff is a citizen of Rhode Island.
     6. BlueLinx is a Delaware corporation headquartered at 4300 Wildwood Parkway, Atlanta, Georgia 30339. The Company’s primary business is the distribution of approximately 10,000 building products to 11,500 customers through its network of 70 warehouses and third-party operated warehouses. BlueLinx common stock is traded on the New York Stock Exchange under the symbol “BXC.”

     7. Defendant Howard S. Cohen (“Cohen”) is, and has been at all times relevant hereto, a member of the Company’s Board of Directors (“Board”). Defendant Cohen is Chairman of the Board. Prior to joining BlueLinx as an executive officer, Cohen was a senior advisor of Cerberus and currently serves on the boards of directors of two other Cerberus portfolio companies.
     8. Defendant Richard S. Grant (“Grant”) is, and has been at all times relevant hereto, a member of the Company’s Board.
     9. Defendant George R. Judd (“Judd”) is, and has been at all times relevant hereto, a member of the Company’s Board. Judd has served as the Company’s Chief Executive officer since October 2008, and as the Company’s President and Chief Operating Officer since May 2004.
     10. Defendant Charles H. McElrea (“McElrea”) is, and has been at all times relevant hereto, a member of the Company’s Board.
     11. Defendant Richard B. Marchese (“Marchese”) is, and has been at all times relevant hereto, a member of the Company’s Board.
     12. Defendant Steven F. Mayer (“Mayer”) is, and has been at all times relevant hereto, a member of the Company’s Board. Defendant Mayer is a Managing Director of Cerberus.

     13. Defendant Alan H. Schumacher (“Schumacher”) is, and has been at all times relevant hereto, a member of the Company’s Board. Schumacher currently serves on the boards of directors of other companies affiliated with Cerberus. Schumacher was previously appointed to the Board’s Special Committee (defined herein) until he recused himself.
     14. Defendant Mark A. Suwyn (“Suwyn”) is, and has been at all times relevant hereto, a member of the Company’s Board. Suwyn has previously served as a senior member of the Cerberus operations team and as an advisor to Cerberus.
     15. Defendant Robert G. Warden (“Warden”) is, and has been at all times relevant hereto, a member of the Company’s Board. Defendant Warden is a Managing Director of Cerberus.
     16. Defendant M. Richard Warner (“Warner”) is, and has been at all times relevant hereto, a member of the Company’s Board. Defendant Warner is a consultant for Cerberus and also serves on the board of directors of a Cerberus portfolio company.
     17. The Defendants listed in paragraphs 7 through 16 are collectively referred to as the “Individual Defendants.
     18. Defendant CAI, a Delaware limited liability company controlled by Cerberus, maintains its principal executive office in New York, New York and currently owns 18.1 million shares or 55.39 percent of BlueLinx’s outstanding common stock.
     19. Defendant Cerberus, a Delaware limited partnership headquartered in New York, New York, is a private investment firm with approximately $23 billion under management. Cerberus controls CAI, which in turns owns 55.39 percent of BlueLinx’s outstanding common stock. Individual Defendants Cohen, Mayer, Schumacher, Suwyn, Warden, and Warner all serve on BlueLinx’s Board and are affiliated with Cerberus.
     20. Defendants BlueLinx, CAI, and Cerberus are named herein as aiders and abettors to the breaches of fiduciary duty described herein.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     21. By reason of the above Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of BlueLinx who are being and will be harmed by the defendants’ actions described herein (the “Class”) and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full and adequate disclosure.
     22. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) contractually prohibits them from complying with or carrying out their fiduciary duties;
          (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of BlueLinx, are obligated under applicable law to refrain from:

          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     24. The Individual Defendants are also obliged to honor their duty of candor to BlueLinx’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to relinquish their shares in exchange for the consideration offered.
     25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other shareholders of BlueLinx. The Individual Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class. As a result of the Individual Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their BlueLinx common stock in the Proposed Transaction.
     26. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, and because the Proposed Transaction involves a Tender Offer by a controlling shareholder, the burden of proving the entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price, and terms is placed on the defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     27. Plaintiff brings this action pursuant to Rule 23 on behalf of himself and all other shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from defendants’ actions, as more fully described herein.
     28. This action is properly maintainable as a class action for the following reasons: The Class is so numerous that joinder of all members is impracticable. As of September 24, 2010, there were over 32.69 million shares of BlueLinx common stock issued and outstanding, likely owned by thousands of shareholders.
     29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.
     31. To the extent defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable to the Class.

     32. There are questions of law and fact that are common to the Class including, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class in connection with the conduct alleged herein;
          (b) whether the process implemented and set forth by the Individual Defendants in connection with the Proposed Transaction was fair to the members of the Class;
          (c) whether the Individual Defendants have breached their fiduciary duty of candor by failing to disclose all material facts relating to the Proposed Transaction;
          (d) whether CAI and Cerberus has aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and
          (e) whether Plaintiff and the other members of the Class would be irreparably harmed if defendants are not enjoined from effectuating the Proposed Transaction described herein.
     33. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

     34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
SUBSTANTIVE ALLEGATIONS
     35. BlueLinx, through its subsidiary, BlueLinx Corporation, distributes approximately 10,000 products to 11,500 customers through its network of 70 warehouses and third-party operated warehouses. It distributes products in two principal categories, structural products and specialty products. Structural products include plywood, oriented strand board, rebar and remesh, lumber, and other wood products primarily used for structural support, walls, and flooring in construction projects. Its specialty products comprise roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking, and metal products (excluding rebar and remesh). The Company’s customers include building materials dealers, industrial users of building products, manufactured housing builders, and home improvement centers. It sells its products through three distribution channels consisting of warehouse sales, reload sales, and direct sales.
     36. The Company started as a distribution division of the Georgia-Pacific Company. On May 7, 2004, Georgia-Pacific Company sold off assets to ABP

Distribution Holdings, a new company owned by Cerberus, which was then merged into BlueLinx. On December 17, 2004, the Company consummated an initial public offering (“IPO”) at a price of $13.50 per share. Cerberus and it affiliates did not sell any of their shares in the IPO. CAI currently owns 18.1 million shares of BlueLinx stock, or approximately 55.39% of the outstanding shares of the Company, an interest that it has maintained since the IPO.
     37. BlueLinx stock traded as high as $7.54 just over two years ago, but was negatively affected by the global recession which hit the housing market especially hard. The Company, however, is poised for growth. As noted by the Company in press release announcing 2010 first quarter results:
The Company incurred a net loss of $14.7 million, or $0.48 per diluted share for the first quarter of 2010, compared with a net loss of $60.7 million, or $1.95 per diluted share, for the first quarter of 2009. Revenues increased 6% to $431.1 million from $407.1 million for the same period a year ago. Overall unit volume rose 1.4% compared to the year-ago period.
Gross profit for the first quarter totaled $52.3 million, up 18% from $44.3 million in the prior-year period. Gross margins increased to 12.1% from the 10.9% generated in the year earlier period. The improvement in margins was due to the Company’s continued focus on margin improvement, wood-based product pricing and an increase in sales through the warehouse channel. Total operating expenses decreased $2.4 million, or 3.9% from the same period a year ago, as the Company continued to aggressively manage its cost structure. Reported operating loss for the quarter was $8.0 million, compared with an operating loss of $18.4 million a year ago.

“While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions through-out the country,” said BlueLinx President and CEO George Judd. “However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.” (emphasis added).
     38. The positive trend for the Company continued. As the Company’s press release announcing 2010 second quarter earnings notes:
Revenues increased 27.7% to $540.8 million from $423.5 million for the same period a year ago. The increase reflects a 45.1% increase in structural product sales and a 14.4% increase in specialty product sales. Overall unit volume rose 11.9% compared to the year-ago period. The Company incurred a net loss of $3.4 million, or $0.11 per diluted share for the second quarter of 2010, compared with net profit of $0.6 million, or $0.02 per diluted share, for the second quarter of 2009, which benefited from $19.4 million in pre-tax net gains from significant special items.
Gross profit for the second quarter totaled $64.1 million, up 32.8% from $48.3 million in the prior-year period. Gross margins increased to 11.9% from the 11.4% generated in the year earlier period. Total operating expenses increased $22.8 million, or 60.4% from the same period a year ago, which benefited from $20.5 million in net gains from significant special items. Reported operating income for the quarter was $3.6 million, compared with an operating profit of $10.6 million a year ago.
“The second -quarter business climate was characterized by unprecedented volatility in the structural wood-based products market and a sluggish recovery of demand for products related to new home construction.” said BlueLinx President and CEO George Judd. “ Despite this challenging environment, we performed well as we grew our unit volume by 11.9% and increased our gross profit by

32.8%. We also remained focused on cost management reducing our selling, general and administrative expenses to 10.6% of sales.”
For the six months ended July 3, 2010, net loss totaled $18.1 million, or $0.59 per diluted share, on revenues of $971.8 million, compared with a net loss of $60.0 million, or $1.93 per diluted share, on revenues of $830.6 million a year ago. The increase in revenue was largely due to the 14% increase in housing construction activity relative to the prior period, increases in structural wood-based selling prices and the Company’s focus on targeted growth initiatives. Gross profit for the six months ended July 3, 2010 totaled $116.4 million and gross margin was 12.0%, compared with $92.6 million and 11.1%, respectively, a year earlier. Operating expenses increased to $120.8 million from $100.4 million a year ago, which included $19.4 million in net gains from significant special items. (emphasis added).
     39. Seeking to capture BlueLinx’s upside for itself, on July 21, 2010, defendant Mayer, himself a member of the Board, wrote on behalf of CAI to declare its intention to launch a tender offer for the outstanding BlueLinx shares that it did not own for $3.40 per share:
Gentlemen:
Cerberus ABP Investor LLC (“CAI”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of BlueLinx Holdings Inc. (“ BlueLinx” or the “Company”) not owned by CAI, at a purchase price of $3.40 per share in cash. This represents a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days. In our view, this price represents a fair price to BlueLinx’s stockholders.
The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90%

of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.

We believe that our offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. As the longtime majority stockholder of BlueLinx, we wish to acknowledge your dedicated efforts as board members of the Company and to express our appreciation for the significant contribution that the board members of BlueLinx have made to the Company in the challenging business and economic environment of the past few years.

In considering our tender offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

CAI has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their BlueLinx shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the tender offer. However, at the appropriate time, we may explore, and discuss with management, any or all such topics.

CAI does not expect the tender offer and merger to result in a change of control under the Company’s existing revolving credit facility or mortgage debt financing.

We intend to commence our tender offer within approximately seven days. CAI believes it would be appropriate for the Company’s board of directors to form a special committee consisting of independent directors not affiliated with CAI to consider CAI’s tender offer and to make a recommendation to the Company’s stockholders with respect thereto. In addition, CAI encourages the special committee to retain its own legal and financial advisors to assist in its review of our tender offer and the development of its recommendation.

We will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to make the release public prior to the opening of the New York Stock Exchange on July 22, 2010.

Very truly yours, CERBERUS ABP INVESTOR LLC
By:	/s/ Steven F. Mayer
	Name:	Steven F. Mayer
	Title:	Managing Director

     40. Prior to the opening of the markets on July 22, 2010, CAI issued a press release announcing its intention to commence the Tender Offer and filed an amendment to its Schedule 13D with the Securities and Exchange Commission (“SEC”) which included a copy of its July 21, 2010 letter to the Board.
     41. Also on July 22, 2010, the Board formed a Special Committee of defendants Marchese, Schumacher, and Grant. According to the Amended

Schedule 14D-9 Recommendation Statement (“Amended Recommendation Statement”) filed with the SEC on September 27, 2010, the Special Committee was granted the power and authority to:
(i) review and evaluate the terms and conditions of the Offer; (ii) determine, together with its advisors, whether the Offer is fair to, and in the best interests of, the Company and its stockholders; (iii) recommend to the full Board what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer; (iv) participate in negotiations with CAI with respect to the terms and conditions of the Offer; (v) if the Special Committee deems appropriate, determine to reject the Offer; and (vi) take any lawful action in response to the Offer that the Special Committee determines to be in the best interests of the Company and its stockholders.
     42. The Special Committee retained the law firm of Jones Day as its legal counsel on July 22, 2010, retained Morris, Nichold, Arsht & Tunnell LLP as special Delaware Counsel on July 25, 2010, and retained Citadel Securities LLC (“Citadel”) as its financial advisor on July 27, 2010.
     43. On August 2, 2010, CAI commenced the Tender Offer at an offer price of $3.40 per share and filed a Schedule TO and Schedule 13E-3 with the SEC.
     44. On August 13, the Company filed a Schedule 14D-9 Recommendation Statement (“Initial Recommendation Statement”) with the SEC, in which the Company took no current position regarding the Tender Offer, noting that the Special Committee had not yet completed its review.

     45. Between August 2, 2010 and August 20, 2010, Citadel, on behalf of the Special Committee, and defendant Mayer, on behalf of CAI negotiated the terms of the Proposed Transaction, including its price. On August 20, 2010 Citadel, at the direction of the Special Committee, indicated to defendant Mayer that it would recommend the Tender Offer if the consideration were increased to $4.00 per share and if certain additional protections were offered to shareholders.
     46. On September 3, 2010, defendant Schumacher agreed to recuse himself from further meetings of the Special Committee in light of allegations that Schumacher’s independence, and thus that of the Special Committee, was called in question due to his service on the board of directors of other companies affiliated with Cerberus.
     47. On September 22, 2010, representatives for the Special Committee and CAI reached agreement regarding the shareholder protections requested by the Special Committee, and CAI announced that it was increasing the Tender Offer price to $4.00 per share.
     48. On September 23, 2010, in consultation with Jones Day and Citadel, the Special Committee unanimously voted on behalf of the Board and the Company to recommend that BlueLinx shareholders accept the Tender Offer. On

September 27, 2010 the Amended Recommendation Statement was filed with the SEC, disclosing the Special Committee’s recommendation.
     49. The $4.00 per share agreed to in the Proposed Transaction is a woefully inadequate price and appears designed to cap the market price of BlueLinx common stock at current, depressed levels. Defendants’ rationale for asserting that the premium supports a fair price is unsound as BlueLinx is just emerging from the bottom of a cycle that is expected to improve as the economy continues to emerge from the recession. The “premium” touted by defendants is at a deep discount to the Comapny’s 52-week high of $6.32. A fair price cannot be based on a purported “premium” over a depressed market price and thus, the $4.00 price is unfair to shareholders.
     50. The financial unfairness of the Proposed Transaction price is compounded by the woefully deficient process undertaken by the Individual Defendants in agreeing to Proposed Transaction.
     51. Given CAI and Ceberus’ control of the Board and of a majority of the outstanding shares of the Company, the consummation of the Proposed Transaction is a fait accompli. While the Amended Recommendation Statement notes that Citadel did solicit three potential acquirers of the Company, CAI and Cerberus made clear in the July 21, 2010 letter to the Board that CAI had “no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.”
     52. Further ensuring that the transaction is locked up in favor of CAI and Cerberus is the fact that these entities control the Company and thus have complete inside knowledge of the value of BlueLinx, information not available to any potential acquirers.
The Materially Misleading And/or
Incomplete Amended Recommendation Statement
     53. On September 27, 2010, BlueLinx filed its Amended Recommendation Statement regarding the Tender Offer with the SEC.
     54. The Amended Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision regarding the tender of their shares.
     55. For example, the Amended Recommendation Statement fails to disclose certain underlying methodologies, projections, key inputs and multiples relied upon and observed by Citidel who served as financial advisor to the Company, which are necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Citadel and relied upon by the

Board in recommending the Proposed Transaction. In particular, the Amended Recommendation Statement is deficient and should provide, inter alia, the following:
          (a) A description of the criteria and multiples observed by Citadel for each company in its Comparable Companies Analysis. Further, a description for selecting a narrow reference range of multiples ranging from 5.0x to 10.0x Enterprise Value/Adjusted EBITDA in the analysis.
          (b) A description of the multiples observed by Citadel for each company in its Precedent Transaction Analysis. Further, a description for selecting a narrow reference range of multiples ranging from 5.0x to 8.0x Enterprise Value/Adjusted EBITDA in the analysis.
          (c) A description of the criteria, companies and premia observed by Citadel for each company in its Premia Paid Analysis. Further, a description for selecting a narrow reference range of premia ranging from 35% to 50% used in the analysis.
          (d) A description of whether the Discounted Cash Flow Analysis included consideration of stock-based compensation.

          (e) The free cash flow numbers used by Citadel in the computation of the Discounted Cash Flow Analysis or the capital expenditure numbers and changes in working capital utilized by Citadel in the same analysis.
          (f) A description of the criteria to select a discount rate of 8% to 10% used by Citadel in its Discounted Cash Flow Analysis.
     56. The Amended Recommendation Statement also fails to disclose the complete “Stretch Plan” for 2010 which was provided to CAI.
     57. The Amended Recommendation Statement also fails to disclose material information regarding the sales process leading up to the Proposed Transaction including information regarding the third party who executed a confidentiality and standstill agreement but indicated that it was not interested in pursuing discussion before receiving any confidential materials.
     58. The Amended Recommendation Statement fails to disclose what services, if any, Citadel provided to the Company, CAI, or Cerberus in the past two years as well as the fees received for such services and also fails to disclose what fee Cerberus will received in connection with its engagement by the Special Committee. Information regarding the fees earned by Citadel is material because any financial or economic interest in the Proposed Transaction could be perceived as a conflict of interest.

     59. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
COUNT I
On Behalf of Plaintiff for Violations of Section 14(d)(4) and 14(e) of
the Exchange Act Against BlueLinx and the Individual Defendants
     60. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
     61. BlueLinx and the Individual Defendants have issued the Amended Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction
     62. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:
It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

     63. Specifically, the Amended Recommendation Statement violates 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, BlueLinx and the Individual Defendants should have known that the Amended Recommendation Statement is materially misleading and omit material facts that are necessary to render them non-misleading.
     64. The misrepresentations and omissions in the Amended Recommendation Statement are material to Plaintiff, who will be deprived of his entitlement to be fully informed regarding the tender of his shares prior to the expiration of the Tender Offer on October 8, 2010.
COUNT II
On Behalf of Plaintiff and the Class for Breach of
Fiduciary Duties Against the Individual Defendants
     65. Plaintiff repeats and realleges each and every allegation set forth herein.
     66. The Individual Defendants have violated their fiduciary duties owed to the shareholders of BlueLinx and have acted to put their personal interests ahead of the interests of BlueLinx shareholders or acquiesced in those actions by fellow defendants. These Individual Defendants have failed to take adequate measures to ensure that the interests of BlueLinx’s shareholders are properly protected and have embarked on a process that provides CAI and Cerberus with an unfair advantage by effectively excluding other alternative proposals.
     67. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their BlueLinx investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of the Individual Defendants are enjoined and a fair process is substituted.
     68. The Individual Defendants have breached their duties of loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of BlueLinx’s public shareholders are properly protected from over-reaching by CAI and Cerberus.
     69. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     70. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of BlueLinx’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.
     71. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the shareholders, without providing sufficient information to enable BlueLinx’s shareholders to make an informed decision regarding the Tender Offer.
     72. The Individual Defendants have engaged in self-dealing, have not acted in good faith, and have breached, and are breaching, fiduciary duties owed to Plaintiff and the other members of the Class.
     73. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.
COUNT III
On Behalf of Plaintiff and the Class for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duties Against CAI and
Cerberus
     74. Plaintiff repeats and realleges each and every allegation set forth herein.

     75. The Individual Defendants breached their fiduciary duties to the BlueLinx shareholders by the actions alleged supra.
     76. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of defendants CAI and Cerberus which, therefore, aided and abetted the Individual Defendants’ breaches.
     77. Defendants CAI and Cerberus had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to BlueLinx shareholders.
     78. Defendants CAI and Cerberus rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to BlueLinx shareholders.
     79. As a result of the unlawful actions of CAI and Cerberus, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, CAI and Cerberus will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

     80. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class, and against the defendants as follows:
     A. Certifying this case as a class action, certifying Plaintiff as class representative and their counsel as class counsel;
     B. Declaring that the conduct of the Individual Defendants in approving the Proposed Transaction and failing to negotiate in good faith with CAI and Cerberus and other acts and omissions set forth herein are breaches of the Individual Defendants’ fiduciary duties;
     C. Preliminarily and permanently enjoining the Individual Defendants and all persons acting in concert with them from taking any steps to consummate the Proposed Transaction on the disclosures and terms presently proposed;

     D. Preliminarily and permanently enjoining the Individual Defendants from initiating any defensive measures that would inhibit the Individual Defendants’ ability to maximize value for BlueLinx shareholders;
     E. To the extent the Proposed Transaction is consummated prior to this Court’s entry of a final judgment, rescinding it and setting it aside or awarding rescissory damages;
     F. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;
     G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and
     H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: September 30, 2010	HOLZER HOLZER & FISTEL LLC HOLZER HOLZER & FISTEL, LLC
/s/ Marshall P. Dees
Corey D. Holzer
Georgia Bar Number: 364698
Michael I. Fistel, Jr.
Georgia Bar Number: 262062
Marshall P. Dees
Georgia Bar Number: 105776
William W. Stone
Georgia Bar Number: 273907
200 Ashford Center North
Suite 300
Atlanta, Georgia 30338
Telephone: 770-392-0090
Facsimile: 770-392-0029

OF COUNSEL:
FARUQI & FARUQI, LLP
David H. Leventhal
369 Lexington Ave., 10th Floor
New York, NY 10017
Tel: 212-983-9330
Fax: 212-983-9331

31